Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127620

Supplement To Prospectus Supplement Dated April 26, 2006
(To Prospectus Dated March 31, 2006)

$464,545,300
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2006-6

GSAA Home Equity Trust 2006-6
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

JPMorgan Chase Bank, National Association
Master Servicer and Securities Administrator

American Home Mortgage Servicing, Inc.
Avelo Mortgage, L.L.C.
Servicers

This Supplement is dated August 23, 2007 and supplements the Prospectus Supplement dated April 26, 2006 to the Prospectus dated March 31, 2006 with respect to the above captioned series of certificates.

The following risk factors are added to the risk factors appearing on pages S-21 through S-38 under the caption “Risk Factors” in the Prospectus Supplement:

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

Goldman, Sachs & Co.

The date of this Supplement is August 23, 2007

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators, and in some cases, has caused certain loan originators to cease operations.  Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus supplement.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

Risks Related to Simultaneous Second Liens and Other Borrower Debt
While all of the mortgage loans that are included in the issuing entity are first lien loans, at the time of origination certain of the originators also made second lien loans to the same borrowers that will not be included in the issuing entity.  In addition, other borrowers whose loans are included in the issuing entity may have obtained secondary mortgage financing following origination of the first lien loans. In addition, borrowers may increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the mortgage loans included in the issuing entity.  Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the mortgage loans in the issuing entity may be affected by associated second lien loans.

The Sponsor and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with one or more of the loan originators and servicers.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans. The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan seller if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

Recent Developments in Respect of American Home Mortgage Investment Corp. May AdverselyAffect the Performance and Market Value of the Offered Certificates
Pursuant to a Form 8-K filed on July 31, 2007 (the “July 31st Announcement”), American Home Mortgage Investment Corp. (“American Home Mortgage”), the corporate parent of American Home Mortgage Servicing, Inc. (“American Home Servicing”) and American Home Mortgage Corp. (“American Home”), a Servicer and an Originator, respectively, in connection with the GSAA Home Equity Trust 2006-6 Asset-Backed Certificates, Series 2006-6, announced that on July 27, 2007 its Board of Directors decided to delay payment of its quarterly cash dividend on its common stock and anticipated delaying payment of its quarterly cash dividends on its Series A Cumulative Redeemable Preferred Stock and Series B Cumulative Redeemable Preferred Stock.

According to the July 31st Announcement, American Home Mortgage stated that the disruption in the credit markets had caused major write-downs of its loan and security portfolios.  American Home Mortgage stated on July 31, 2007 that its lenders had initiated margin calls in response to the decline in the collateral value of certain of its loans and securities held in its portfolio.  American Home Mortgage stated that it had received and paid very significant margin calls and had substantial margin calls pending.

According to the July 31st Announcement, American Home Mortgage also announced that it was not able to fund its lending obligations on July 30, 2007 of approximately $300 million and anticipated it would not be able to fund approximately $450 to $500 million on July 31, 2007.

Pursuant to a Form 8-K filed on August 3, 2007, American Home Mortgage announced that on August 2, 2007 it had determined to significantly reduce its operating structure, ceased taking mortgage applications and notified all of its production employees that they will be separated effective August 3, 2007.  American Home Mortgage also stated that its employee base will be reduced from over 7,000 to approximately 750.  American Home Mortgage stated that it was maintaining its thrift and servicing businesses.

Pursuant to a Form 8-K filed on August 9, 2007 (the “August 9th Announcement”), American Home Mortgage announced that on August 6, 2007 American Home Mortgage, together with certain of its subsidiaries, had filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (American Home Mortgage Holdings, Inc., a Delaware corporation, et al. Case No. 07-11047(CSS)).

According to the August 9th Announcement, American Home Mortgage also announced that in connection with the filing, WL Ross & Co. LLC, through its fund, WLR Recovery Fund III, L.P., had agreed to provide American Home Mortgage up to $50 million in debtor in possession (“DIP”) financing, subject to court approval.  According to the August 9th Announcement, American Home Mortgage expects the DIP financing to provide it with funding to facilitate the Chapter 11 process.

American Home Mortgage’s insolvency may have a significant adverse effect on American Home Servicing's and American Home's performance of ongoing obligations in respect of the Mortgage Loans it originated and/or services and the Offered Certificates, including certain repurchase and substitution obligations in respect of Mortgage Loans it originated for which a breach of one or more representations and warranties exists.  If American Home is unable to repurchase Mortgage Loans in the event of breaches of representations and warranties, the performance of the Offered Certificates may be adversely affected, including the inability of the issuing entity to pay interest periodically and principal when due.

Additionally, the recent and possible future events described above may adversely affect American Home Servicing's ability to adequately service the related Mortgage Loans and may require that American Home Servicing be terminated as a Servicer.  In the event that the servicing of the Mortgage Loans currently serviced by American Home Servicing is transferred to a successor servicer, there may be adverse effects resulting from the transfer.  All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected Mortgage Loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data have been obtained by the successor servicer. There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance of the Offered Certificates. In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the Offered Certificates.